FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 9, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL OAO COMMENCES CONSTRUCTION OF COAL TRANSSHIPMENT
COMPLEX AT VANINO PORT

Vanino, Khabarovsk Krai, Russia – September 9, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has launched the initial project stages to construct a specialized coal transshipment complex at Vanino Port (Vanino SCTC), Khabarovsk Krai, Russia.

The specialized coal transshipment complex at Vanino SCTC is an integral part of the Neryungrinsky and Elga coal deposits development project. Construction of the complex is being managed by Mecheltrans OOO, the transportation and logistics subsidiary of Mechel. Vanino SCTC will be operated and maintained by Mechel Vanino OOO. This project is conducted with the assistance and close cooperation of the Khabarovsk Krai government.

The first stage of the terminal, with a capacity of 15.0 million tonnes, is scheduled for opening in 2012, while commissioning of the second stage, which will raise the capacity to 25.0 million tonnes, is scheduled for 2015. The project is estimated at RUR12.0 billion (about USD$500 million).

The design and construction works for Vanino SCTC are being performed concurrently with the Company’s Elga field development and Elga-Ulak railway construction. With a total length of 315 km, construction of the Elga-Ulak railway is currently underway to connect the Elga field with the Baykal-Amur railroad, in keeping with the current Elga project. The railway is scheduled to open for permanent operation by September 2010.

The complex at Vanino SCTC will establish railways construction, stations for unloading rail cars, a coal storage warehouse, a conveyor track system, a two sided pier and ship-loading machines, a major control unit, and other operational infrastructure.

Coal from the port will be exported to countries in the Asia-Pacific Region on marine bulk carriers with a maximum dead weight capacity up to 150 thousand tonnes.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented, “Construction of the complex at Vanino Port and the implementation of other transportation projects will establish one of the largest transportation hubs in the Far East, supporting the strategic interests of the Russian transportation and commodities markets in the Asia-Pacific Region and significantly contributing to the economic development of the Vanino District and the Far East region. Construction of the Vanino SCTC will provide significant tax gains to the Khabarovsk Krai and the Vanino District budgets, create of over 600 new jobs, and develop the social infrastructure of that region. Within the first stage of the Vanino SCTC construction, Mecheltrans OOO, in collaboration with the Administration of the Vanino District, is currently developing a training program for future specialists and participating as an investor in the construction of two residential blocks in the Vanino urban settlement.”

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: September 9, 2008